# LEEWARD CAPITAL CORP.

Unit 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC

BEST AVAILABLE COPY

SEC 12g3-2(b) exemption: 82-3640

PRESS RELEASE

Date: August 30, 2005

**Leeward announces Investor Relations firm**

James W. Davis, President, is pleased to announce the engagement of the firm Broad Oak Associates of Toronto to undertake Investor Relations activities on behalf of the Company. Payment for services rendered will be in cash and in stock options.

For further information, contact James W. Davis at (403) 265-4077, ext.1.

05010959

SUPPL

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

*No Canadian stock exchange has approved or disapproved the contents of this release.*



web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com

# LEEWARD CAPITAL CORP.

Unit 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410




Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

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PRESS RELEASE

Date: August 30, 2005

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**Leeward announces Private Placement**

James W. Davis, President, is pleased to announce a private placement, subject to receipt of regulatory approval, of up to 2,500,000 units of Leeward at a price of $0.16 per unit on a flow-through basis for anticipated maximum gross proceeds of $400,000 (the "Private Placement"). Each unit consists of one common share and one warrant exercisable into one common share for a period of one year from closing of the Private Placement upon payment by the holder of $0.175 per common share. It is currently expected that the Private Placement will be completed on or about September 29, 2005, at which time the funds will be released to Leeward. Securities issued pursuant to the Private Placement will be subject to a four-month hold period.

A finder's fee of a warrant to purchase units in an amount equal to 5% of the number of units placed at a price of $0.16 will be paid to one individual in relation to the Private Placement.

Funds raised will be used by Leeward for continued development of Leeward's Nithi Mountain Molybdenite Project and general working capital.

For further information, contact James W. Davis at (403) 265-4077, ext.1.

*No Canadian stock exchange has approved or disapproved the contents of this release.*

LEEWARD CAPITAL CORP.
Unit 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA
Tel. (403) 265-4077
Fax (403) 265-6410



Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640



PRESS RELEASE

Date: August 30, 2005

**Leeward announces grant of Incentive Stock Options**

James W. Davis, President, is pleased to announce the issuance of Incentive Stock Options to the following:

| | | |
|---|---|---|
| Robin E. Chisholm | Director | 200,000 |
| James W. Davis | Director and Officer | 150,000 |
| Brian C. Comrie | Director and Officer | 100,000 |
| W. Roy Shouldice | Director | 100,000 |
| Elizabeth J. Barnett | Officer | 50,000 |
| Broad Oak Associates | Investor Relations | 100,000 |

These options are exercisable at $0.165 for two years from the date of grant, pursuant to the Stock Option Plan approved June 29, 2005 by the shareholders at Annual General Meeting.

For further information, contact James W. Davis at (403) 265-4077, ext.1.

*No Canadian stock exchange has approved or disapproved the contents of this release.*